Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	16:27 19-Sep-05
Number	4599R

RNS Number:4599R
Wolseley PLC
19 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Lloyds TSB Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

10,105,911 Lloyds TSB Private Banking
12,303,347 Scottish Widows Investment Partnership
2,023,806 Lloyds TSB Jersey Offshore
200 Lloyds TSB Registrars

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
Nil

8) Percentage of issued class:
N/a

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
Not disclosed

11) Date company informed:
19 September 2005

12) Total holding following this notification:
24,433,264

13) Total percentage holding of issued class following this notification:
4.12%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Company Secretary and Counsel

Date of notification:
19 September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END